EXHIBIT 99.1

Pengrowth Energy Corporation Announces Closing of Arrangement with Cona Resources Ltd.

CALGARY, Alberta, Jan. 07, 2020 (GLOBE NEWSWIRE) -- Pengrowth Energy Corporation (“Pengrowth” or the “Company”) (TSX:PGF, OTC:PGHEF) confirms the closing of the plan of arrangement involving Pengrowth, Cona Resources Ltd. (the “Purchaser”), Waterous Energy Fund (Canadian) LP, Waterous Energy Fund (US) LP, Waterous Energy Fund (International) LP, and the holders of common shares and secured debt of Pengrowth, as previously announced by Pengrowth on October 31, 2019 (the “Arrangement”).

Pursuant to the Arrangement, the Purchaser has acquired all of the outstanding Pengrowth common shares in exchange for the cash consideration of $0.05 per share, along with a right to each shareholder’s pro-rata portion of any proceeds with respect to an ongoing litigation matter (the “GVR Litigation”) with Grand Valley Resources Corp. as a dividend in kind (together, the “Share Consideration”). As part of the Arrangement, the GVR Litigation and any proceeds with respect to the GVR Litigation, less applicable costs, will be assigned to a litigation trustee to be held in trust for former shareholders of the Company.

All outstanding options of Pengrowth were cancelled prior to the closing of the Arrangement for nil consideration. All secured debt of Pengrowth has been repaid pursuant to the Arrangement.

Registered Pengrowth shareholders, who have not already done so, should submit their certificate(s) or DRS Advice representing their Pengrowth shares along with a completed letter of transmittal to the depositary, Computershare Trust Company of Canada, in order to receive the Share Consideration. Holders of Pengrowth common shares who hold their shares through a broker, investment dealer or other intermediary should follow the instructions by such broker, investment dealer or other intermediary.

In connection with the completion of the Arrangement, the common shares of Pengrowth are expected to be de-listed from the Toronto Stock Exchange (“TSX”) at the close of trading on January 8, 2020.

Further details regarding the Arrangement can be found in the Company’s information circular and proxy statement dated November 18, 2019, filed on Pengrowth’s SEDAR profile at www.sedar.com.

FOR FURTHER INFORMATION

For additional information, please contact Rob Morgan, President & CEO or Michael Makinson, VP Finance & CFO of Cona Resources Ltd. at 403-930-3000.

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